Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

Set forth below is a copy of the press release relating to Callon Petroleum Company's (“Callon”) third quarter 2019 results.

Callon Petroleum Company Announces Third Quarter 2019 Results

HOUSTON, TX (November 4, 2019) - Callon Petroleum Company (NYSE: CPE) (“Callon” or the “Company”) today reported results of operations for the three and nine months ended September 30, 2019.

Presentation slides accompanying this earnings release are available on the Company’s website at www.callon.com located on the “Presentations” page within the Investors section of the site.

Third Quarter and Recent Highlights

•	Increased production by 8% year-over-year to 37.8 Mboe/d (78% oil)

•	Generated an operating margin of $35.58 per Boe

•	Realized fully diluted earnings per share of $0.21, adjusted earnings per share of $0.19, net income of $55.8 million, and adjusted EBITDA of $117.4 million(i)

•	Reduced operational capital spending by 13% during the third quarter to $116.4 million, maintaining full year operational capital targets within the previously lowered guidance range

•	Achieved lease operating expense (“LOE”) per Boe of $5.65, an improvement of nearly 9% over the prior period

•	Completed and placed on production large multi-interval, multi-pad projects in both the Midland and Delaware Basins with strong initial performance from both projects

“The hard work by our team throughout this quarter has continued to produce exceptional results with production ahead of expectations, operating expenses moving lower, and discretionary cash flow in line with operational capital spending. Our successful mega-pad development projects are not only generating significant and durable cost savings but have exhibited solid productivity. In addition, the continued efforts to optimize previously acquired assets have resulted in incremental value to shareholders as our team has made noteworthy progress on well productivity and operational costs across our expanded asset base,” commented Joe Gatto, Callon’s President and Chief Executive Officer. He continued, “We remain focused on preparing to integrate the Callon and Carrizo teams and operations upon closing and will strive to exceed our own expectations for capital efficiency and targeted synergy capture. In the current commodity environment, we recognize the need to be a low cost producer and are prepared to execute a program that will drive free cash flow generation, optimize asset development, accelerate deleveraging efforts, and deliver improved returns on invested capital to our shareholders in the near term.”

Operations Update

At September 30, 2019, we had 492 gross (335.3 net) horizontal wells producing in the Permian Basin. Net daily production for the three months ended September 30, 2019 grew 8% to 37.8 Mboe/d (78% oil), as compared to the same period of 2018, or 25% when accounting for divested volumes from the sale of our Southern Midland Basin assets.

For the three months ended September 30, 2019, we drilled 12 gross (11.0 net) horizontal wells and placed a combined 16 gross (15.6 net) horizontal wells on production. The majority of wells placed on production were associated with two large multi-well developments, one each in the Delaware and Midland basins as described below. The two additional wells were placed on production at the end of September.

The Rag Run mega-pad, Callon’s initial large-scale development project in the Delaware Basin, was placed on production near the end of July and includes co-development of two Wolfcamp A flow units and the Wolfcamp B with simultaneous operations of two completion crews. Through the first 90 days of production, these wells have averaged approximately 1,000 Boe per day (~80% oil). This project was placed on production using a more conservative choke management strategy than previous wells, which the Company expects to employ on future developments of this nature to optimize long-term well performance. The significant drilling and completion cost savings realized on this initial Delaware mega-pad, which resulted in an average total well cost of less than $1,100 per lateral foot, are representative of the synergy capture the Company expects to attain in 2020 and beyond after closing the pending acquisition and shifting to larger pad development as part of normal operations in the Delaware Basin.

The seven well project that was placed on production in the Midland Basin at the beginning of September included a multi-interval development of three Lower Spraberry and four Wolfcamp A wells within the Fairway area of our Howard County assets. Through the first 50 days, the combined seven wells have achieved average daily production of approximately 850 Boe per day (~90% oil). These wells were drilled and completed offsetting historical producing wells and have performed in-line with the offset single well pads in these sections.

Capital Expenditures

For the three months ended September 30, 2019, we incurred $116.4 million in operational capital expenditures (including other items) on an accrual basis as compared to $133.5 million in the second quarter of 2019, representing a decrease of 13%. Total capital expenditures, inclusive of capitalized expenses, are detailed below on an accrual and cash basis (in thousands):

	Three Months Ended September 30, 2019
	Operational	Capitalized	Capitalized	Total Capital
	Capital (a)	Interest	G&A	Expenditures
Cash basis (b)	$121,457	$15,165	$7,373	$143,995
Timing adjustments (c)	(5,044)	2,965	—	(2,079)
Non-cash items	—	—	866	866
Accrual basis	$116,413	$18,130	$8,239	$142,782

(a)	Includes facilities, equipment, seismic, land and other items. Excludes capitalized expenses.

(b)
Cash basis is presented here to help users of financial information reconcile amounts from the cash flow statement to the balance sheet by accounting for timing related changes in working capital that align with our development pace and rig count.

(c)	Includes timing adjustments related to cash disbursements in the current period for capital expenditures incurred in the prior period.

Operating and Financial Results

The following table presents summary information for the periods indicated:

	Three Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018
Net production
Oil (MBbls)	2,725	2,848	2,521
Natural gas (MMcf)	4,538	5,031	4,144
Total (Mboe)	3,481	3,687	3,212
Average daily production (Boe/d)	37,837	40,516	34,913
% oil (Boe basis)	78%	77%	78%
Oil and natural gas revenues (in thousands)
Oil revenue	$148,210	$160,728	$142,601
Natural gas revenue	7,168	6,324	18,613
Total revenue	155,378	167,052	161,214
Impact of settled derivatives	1,011	(1,157)	(9,239)
Adjusted Total Revenue (i)	$156,389	$165,895	$151,975
Average realized sales price (excluding impact of settled derivatives)
Oil (per Bbl)	$54.39	$56.44	$56.57
Natural gas (per Mcf)	1.58	1.26	4.49
Total (per BOE)	44.64	45.31	50.19
Average realized sales price (including impact of settled derivatives)
Oil (per Bbl)	$54.01	$54.87	$52.87
Natural gas (per Mcf)	2.03	1.91	4.51
Total (per BOE)	44.93	44.99	47.31
Additional per BOE data
Sales price (a)	$44.64	$45.31	$50.19
Lease operating expense	5.65	6.18	5.77
Production taxes	3.41	3.02	3.20
Operating margin	$35.58	$36.11	$41.22

Depletion, depreciation and amortization	$16.09	$17.07	$15.02
Adjusted G&A (b)
Cash component (c)	$2.52	$2.42	$2.17
Non-cash component	0.44	0.68	0.57

(a)	Excludes the impact of settled derivatives.

(b)
Excludes certain non-recurring expenses and non-cash valuation adjustments. Adjusted G&A is a non-GAAP financial measure; see the reconciliation provided within this press release for a reconciliation of G&A expense on a GAAP basis to Adjusted G&A expense.

(c)	Excludes the amortization of equity-settled, share-based incentive awards and corporate depreciation and amortization.

Total Revenue. For the quarter ended September 30, 2019, Callon reported total revenue of $155.4 million and total revenue including settled derivatives (“Adjusted Total Revenue,” a non-GAAP financial measure(i)) of $156.4 million, including the impact of a $1.0 million gain from the settlement of derivative contracts. The table above reconciles Adjusted Total Revenue to the related GAAP measure of the Company’s total operating revenue. Average daily production for the quarter was 37.8 Mboe/d, compared to average daily production of 40.5 Mboe/d in the second quarter of 2019, a period which included volumes associated with our southern Midland Basin divestiture that closed on June 12, 2019. Average realized prices, including and excluding the effects of hedging, are detailed above.

Hedging impacts. For the quarter ended September 30, 2019, the net gain (loss) on commodity derivative instruments includes the following:

	Three Months Ended September 30, 2019
	In Thousands	Per Unit
Oil derivatives
Net gain (loss) on settlements	$(1,045)	$(0.38)
Net gain (loss) on fair value adjustments	25,767
Total gain (loss) on oil derivatives	24,722
Natural gas derivatives
Net gain (loss) on settlements	2,056	$0.45
Net gain (loss) on fair value adjustments	(733)
Total gain (loss) on natural gas derivatives	1,323
Total commodity derivatives
Net gain (loss) on settlements	1,011	$0.29
Net gain (loss) on fair value adjustments	25,034
Total gain (loss) on total commodity derivatives	$26,045

Lease Operating Expenses, including workover (“LOE”). LOE per Boe for the three months ended September 30, 2019 was $5.65 per Boe, compared to LOE of $6.18 per Boe in the second quarter of 2019. The decrease on a per unit basis was attributable to a reduction in chemical usage, repairs and maintenance, and workovers compared to the previous period.

Production Taxes, including ad valorem taxes. Production taxes were $3.41 per Boe for the three months ended September 30, 2019, representing approximately 7.6% of total revenue before the impact of derivative settlements. The incremental increase as compared to the second quarter of 2019 and third quarter of 2018 is due to an increase in ad valorem taxes based upon a higher valuation of our oil and gas properties by the taxing jurisdictions.

Depreciation, Depletion and Amortization (“DD&A”). DD&A for the three months ended September 30, 2019 was $16.09 per Boe compared to $17.07 per Boe in the second quarter of 2019. The decrease was attributed to lower future development costs for PUD locations relative to our historical rate.

General and Administrative (“G&A”). G&A was $9.4 million, or $2.70 per Boe, and G&A, excluding certain non-cash incentive share-based compensation valuation adjustments, (“Adjusted G&A”, a non-GAAP measure(i)) was $10.3 million, or $2.96 per Boe, for the three months ended September 30, 2019 compared to $10.6 million, or $2.87 per Boe, and $11.4 million, or $3.10 per Boe, respectively, for the second quarter of 2019. The cash component of Adjusted G&A was $8.8 million, or $2.52 per Boe, for the three months ended September 30, 2019 compared to $8.9 million, or $2.42 per Boe, for the second quarter of 2019.

For the three months ended September 30, 2019, G&A and Adjusted G&A, which excludes the amortization of equity-settled, share-based incentive awards and corporate depreciation and amortization, are calculated as follows (in thousands):

Three Months Ended September 30, 2019
Total G&A expense	$9,388
Change in the fair value of liability share-based awards (non-cash)	926
Adjusted G&A – total	10,314
Restricted stock share-based compensation (non-cash)	(1,525)
Corporate depreciation & amortization (non-cash)	(3)
Adjusted G&A – cash component	$8,786

Income Tax Expense. Callon provides for income taxes at the statutory rate of 21% adjusted for permanent differences expected to be realized. We recorded an income tax expense of $17.9 million for the three months ended September 30, 2019, compared to income tax expense of $16.7 million for the three months ended June 30, 2019. The change in income tax expense is based upon net income generated in the respective periods.

Updated 2019 Guidance (Stand-Alone Callon)

The Company is updating guidance for the full year 2019 to reflect positive operational performance throughout the first three quarters of the year. This updated guidance does not take into effect the Carrizo merger, which is expected to close in the fourth quarter, subject to shareholder approvals.

	Third Quarter	Year to Date	Updated Full Year
	2019 Actual	2019 Actual	2019 Guidance
Total production (Mboe/d) (a)	37.8	39.5	39.2 - 39.6
% oil	78%	78%	78%
Income statement expenses (per Boe)
LOE, including workovers	$5.65	$6.16	$5.75 - $6.25
Production taxes, including ad valorem (% unhedged revenue)	8%	7%	7%
Adjusted G&A: cash component (b)	$2.52	$2.41	$2.00 - $2.50
Adjusted G&A: non-cash component (c)	$0.44	$0.52	$0.50 - $1.00
Cash interest expense (d)	$0.00	$0.00	$0.00
Effective income tax rate	24%	24%	22%
Capital expenditures ($MM, accrual basis)
Total operational (e)	$116	$405	$495 - $520
Capitalized interest and G&A expenses	$26	$84	$100 - $105
Net operated horizontal wells placed on production	16	43	48 - 50

(a)	Year to date 2019 actual production reflects volumes associated with southern Midland Basin properties divested on June 12, 2019.

(b)
Excludes the amortization of equity-settled, share-based incentive awards, corporate depreciation and amortization, and pending merger-related expenses. Adjusted G&A is a non-GAAP financial measure; see the reconciliation provided within this press release for a reconciliation of G&A expense on a GAAP basis to Adjusted G&A expense.

(c)
Excludes certain non-recurring expenses and non-cash valuation adjustments. Adjusted G&A is a non-GAAP financial measure; see the reconciliation provided within this press release for a reconciliation of G&A expense on a GAAP basis to Adjusted G&A expense.

(d)	All cash interest expense anticipated to be capitalized.

(e)	Includes facilities, equipment, seismic, land and other items. Excludes capitalized expenses.

Hedge Portfolio Summary
The following table summarizes our open derivative positions as of September 30, 2019:

	For the Remainder	For the Full Year	For the Full Year
Oil contracts (WTI)	of 2019	of 2020	of 2021
Puts
Total volume (Bbls)	230,000	—	—
Weighted average price per Bbl	$65.00	$—	$—
Put spreads
Total volume (Bbls)	230,000	—	—
Weighted average price per Bbl
Floor (long put)	$65.00	$—	$—
Floor (short put)	$42.50	$—	$—
Collar contracts with short puts (three-way collars)
Total volume (Bbls)	1,196,000	5,124,000	—
Weighted average price per Bbl
Ceiling (short call)	$67.46	$65.46	$—
Floor (long put)	$56.54	$55.45	$—
Floor (short put)	$43.65	$44.66	$—
Collar contracts (two-way collars)
Total volume (Bbls)	276,000	—	—
Weighted average price per Bbl
Ceiling (short call)	$60.00	$—	$—
Floor (long put)	$55.00	$—	$—
Short call
Total volume (Bbls)	—	—	1,825,000	(a)
Weighted average price per Bbl	$—	$—	$63.00
Swap contracts
Total volume (Bbls)	276,000	1,098,000	—
Weighted average price per Bbl	$60.17	$56.17	$—

Oil contracts (Brent ICE)
Collar contracts with short puts (three-way collars)
Total volume (Bbls)	—	837,500	—
Weighted average price per Bbl
Ceiling (short call)	$—	$70.00	$—
Floor (long put)	$—	$58.24	$—
Floor (short put)	$—	$50.00	$—

Oil contracts (Midland basis differential)
Swap contracts
Total volume (Bbls)	2,176,000	4,576,000	1,095,000
Weighted average price per Bbl	$(2.50)	$(1.29)	$1.00

Oil contracts (Argus Houston MEH basis differential)
Swap contracts
Total volume (Bbls)	—	1,439,205	—
Weighted average price per Bbl	$—	$2.40	$—

Natural gas contracts (Henry Hub)
Collar contracts (two-way collars)
Total volume (MMBtu)	598,000	—	—
Weighted average price per MMBtu
Ceiling (short call)	$3.50	$—	$—
Floor (long put)	$3.13	$—	$—
Swap contracts
Total volume (MMBtu)	155,000	—	—
Weighted average price per MMBtu	$2.87	$—	$—

Natural gas contracts (Waha basis differential)
Swap contracts
Total volume (MMBtu)	2,116,000	4,758,000	—
Weighted average price per MMBtu	$(1.18)	$(1.12)	$—
(a) Premiums from the sale of call options were used to increase the fixed price of certain simultaneously executed price swaps.

Income (Loss) Available to Common Stockholders. The Company reported net income available to common shareholders of $47.2 million, or $0.21 per fully diluted share, and Adjusted Income available to common shareholders of $42.9 million, or $0.19 per fully diluted share, for the three months ended September 30, 2019. Adjusted Income, a non-GAAP financial measure(i), adjusts our income available to common stockholders to reflect our theoretical tax provision for prior period quarters as if the valuation allowance did not exist. The following tables reconcile to the related GAAP measure, the Company’s income available to common stockholders to Adjusted Income and the Company’s net income to Adjusted EBITDA(i), a non-GAAP financial measure, (in thousands):

	Three Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018
Income (loss) available to common stockholders	$47,180	$53,357	$36,108
(Gain) loss on derivatives, net of settlements	(20,798)	(15,193)	25,100
Change in the fair value of share-based awards	(925)	(850)	879
Merger and integration expense	5,943	—	—
Other operating expense	(175)	770	—
Tax effect on adjustments above	3,351	3,207	(5,456)
Change in valuation allowance	—	—	(8,323)
Loss on redemption of preferred stock	8,304	—	—
Adjusted Income (i)	$42,880	$41,291	$48,308
Adjusted Income per fully diluted common share (i)	$0.19	$0.18	$0.21

	Three Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018
Net income (loss)	$55,834	$55,180	$37,931
(Gain) loss on derivatives, net of settlements	(20,798)	(15,193)	25,100
Non-cash stock-based compensation expense	644	904	2,587
Merger and integration expense	5,943	—	—
Other operating expense	(161)	935	1,435
Income tax (benefit) expense	17,902	16,691	1,487
Interest expense	739	741	711
Depreciation, depletion and amortization	57,107	64,374	48,977
Accretion expense	128	216	202
Adjusted EBITDA (i)	$117,338	$123,848	$118,430

Discretionary Cash Flow. Operating cash flow was $113.7 million and discretionary cash flow, a non-GAAP measure(i), was $111.5 million for the three months ended September 30, 2019. Discretionary cash flow is reconciled to operating cash flow in the following table (in thousands):

	Three Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018
Cash flows from operating activities:
Net income (loss)	$55,834	$55,180	$37,931
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	57,107	64,374	48,977
Accretion expense	128	216	202
Amortization of non-cash debt related items	739	741	708
Deferred income tax (benefit) expense	17,902	16,691	1,487
(Gain) loss on derivatives, net of settlements	(20,798)	(15,193)	25,100
(Gain) loss on sale of other property and equipment	(13)	21	(102)
Non-cash expense related to equity share-based awards	1,569	1,754	1,708
Change in the fair value of liability share-based awards	(925)	(850)	879
Discretionary cash flow (i)	$111,543	$122,934	$116,890
Changes in working capital	2,803	27,789	(347)
Payments to settle asset retirement obligations	(654)	(107)	(507)
Payments to settle vested liability share-based awards	—	(129)	—
Net cash provided by operating activities	$113,692	$150,487	$116,036

Callon Petroleum Company
Consolidated Balance Sheets
(in thousands, except par and per share data)

	September 30, 2019	December 31, 2018
ASSETS	Unaudited
Current assets:
Cash and cash equivalents	$11,309	$16,051
Accounts receivable	114,120	131,720
Fair value of derivatives	25,032	65,114
Other current assets	14,912	9,740
Total current assets	165,373	222,625
Oil and natural gas properties, full cost accounting method:
Evaluated properties	4,830,499	4,585,020
Less accumulated depreciation, depletion, amortization and impairment	(2,458,026)	(2,270,675)
Evaluated oil and natural gas properties, net	2,372,473	2,314,345
Unevaluated properties	1,405,993	1,404,513
Total oil and natural gas properties, net	3,778,466	3,718,858
Operating lease right-of-use assets	24,447	—
Other property and equipment, net	24,770	21,901
Restricted investments	3,490	3,424
Deferred financing costs	5,081	6,087
Fair value of derivatives	11,209	—
Other assets, net	4,087	6,278
Total assets	$4,016,923	$3,979,173
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$243,481	$261,184
Operating lease liabilities	19,196	—
Accrued interest	25,660	24,665
Cash-settleable restricted stock unit awards	535	1,390
Asset retirement obligations	1,250	3,887
Fair value of derivatives	8,941	10,480
Other current liabilities	1,948	13,310
Total current liabilities	301,011	314,916
Senior secured revolving credit facility	200,000	200,000
6.125% senior unsecured notes due 2024	596,337	595,788
6.375% senior unsecured notes due 2026	394,317	393,685
Operating lease liabilities	4,995	—
Asset retirement obligations	8,294	10,405
Cash-settleable restricted stock unit awards	1,737	2,067
Deferred tax liability	39,007	9,564
Fair value of derivatives	2,573	7,440
Other long-term liabilities	—	100
Total liabilities	1,548,271	1,533,965
Commitments and contingencies
Stockholders’ equity:
Preferred stock, series A cumulative, $0.01 par value and $50.00 liquidation preference, 2,500,000 shares authorized; 0 and 1,458,948 shares outstanding, respectively	—	15
Common stock, $0.01 par value, 300,000,000 shares authorized; 228,372,081 and 227,582,575 shares outstanding, respectively	2,284	2,276
Capital in excess of par value	2,421,559	2,477,278
Retained earnings (accumulated deficit)	44,809	(34,361)
Total stockholders’ equity	2,468,652	2,445,208
Total liabilities and stockholders’ equity	$4,016,923	$3,979,173

Callon Petroleum Company
Consolidated Statements of Operations
(Unaudited; in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Operating revenues:
Oil sales	$148,210	$142,601	$450,036	$380,500
Natural gas sales	7,168	18,613	25,441	45,229
Total operating revenues	155,378	161,214	475,477	425,729
Operating expenses:
Lease operating expenses	19,668	18,525	66,511	44,705
Production taxes	11,866	10,263	33,810	26,265
Depreciation, depletion and amortization	56,002	48,257	178,690	122,407
General and administrative	9,388	9,721	31,705	26,779
Merger and integration expense	5,943	—	5,943	—
Settled share-based awards	—	—	3,024	—
Accretion expense	128	202	585	626
Other operating expense	(161)	1,435	931	3,750
Total operating expenses	102,834	88,403	321,199	224,532
Income from operations	52,544	72,811	154,278	201,197
Other (income) expenses:
Interest expense, net of capitalized amounts	739	711	2,218	1,765
(Gain) loss on derivative contracts	(21,809)	34,339	31,415	55,374
Other income	(122)	(1,657)	(270)	(2,571)
Total other (income) expense	(21,192)	33,393	33,363	54,568
Income before income taxes	73,736	39,418	120,915	146,629
Income tax expense	17,902	1,487	29,444	2,463
Net income	55,834	37,931	91,471	144,166
Preferred stock dividends	(350)	(1,823)	(3,997)	(5,471)
Loss on redemption of preferred stock	(8,304)	—	(8,304)	—
Income available to common stockholders	$47,180	$36,108	$79,170	$138,695
Income per common share:
Basic	$0.21	$0.16	$0.35	$0.65
Diluted	$0.21	$0.16	$0.35	$0.65
Weighted average common shares outstanding:
Basic	228,322	227,564	228,054	213,409
Diluted	228,469	228,140	228,557	214,079

Callon Petroleum Company
Consolidated Statements of Cash Flows
(Unaudited; in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net income	$55,834	$37,931	$91,471	$144,166
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	57,107	48,977	182,153	124,430
Accretion expense	128	202	585	626
Amortization of non-cash debt related items	739	708	2,218	1,749
Deferred income tax expense	17,902	1,487	29,444	2,463
Loss on derivatives, net of settlements	(20,798)	25,100	30,979	29,696
(Gain) loss on sale of other property and equipment	(13)	(102)	36	(80)
Non-cash expense related to equity share-based awards	1,569	1,708	7,868	4,466
Change in the fair value of liability share-based awards	(925)	879	106	1,428
Payments to settle asset retirement obligations	(654)	(507)	(1,425)	(1,080)
Payments for cash-settled restricted stock unit awards	—	—	(1,425)	(4,990)
Changes in current assets and liabilities:
Accounts receivable	(21,081)	(56,764)	17,600	(54,384)
Other current assets	929	3,885	(5,172)	(1,665)
Current liabilities	23,216	47,741	(13,038)	64,801
Other	(261)	4,791	(2,662)	4,389
Net cash provided by operating activities	113,692	116,036	338,738	316,015
Cash flows from investing activities:
Capital expenditures	(143,995)	(156,982)	(503,425)	(455,352)
Acquisitions	(1,418)	(550,592)	(40,788)	(595,984)
Acquisition deposit	—	27,600	—	—
Proceeds from sale of assets	5,656	5,249	279,952	8,326
Net cash provided by (used in) investing activities	(139,757)	(674,725)	(264,261)	(1,043,010)
Cash flows from financing activities:
Borrowings on senior secured revolving credit facility	221,000	105,000	581,000	270,000
Payments on senior secured revolving credit facility	(126,000)	(40,000)	(581,000)	(230,000)
Issuance of 6.375% senior unsecured notes due 2026	—	—	—	400,000
Issuance of common stock	—	7	—	288,364
Payment of preferred stock dividends	(350)	(1,823)	(3,997)	(5,471)
Payment of deferred financing costs	—	(1,296)	(31)	(9,960)
Tax withholdings related to restricted stock units	(316)	(216)	(2,174)	(1,804)
Redemption of preferred stock	(73,012)	—	(73,017)	—
Net cash provided by (used in) financing activities	21,322	61,672	(79,219)	711,129
Net change in cash and cash equivalents	(4,743)	(497,017)	(4,742)	(15,866)
Balance, beginning of period	16,052	509,146	16,051	27,995
Balance, end of period	$11,309	$12,129	$11,309	$12,129

Non-GAAP Financial Measures and Reconciliations

This news release refers to non-GAAP financial measures such as “Discretionary Cash Flow,” “Adjusted G&A,” “Adjusted Income,” “Adjusted EBITDA” and “Adjusted Total Revenue.” These measures, detailed below, are provided in addition to, and not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP (including the notes), included in our SEC filings and posted on our website.

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Callon believes that the non-GAAP measure of discretionary cash flow is a comparable metric against other companies in the industry and is a widely accepted financial indicator of an oil and natural gas company’s ability to generate cash for the use of internally funding their capital development program and to service or incur debt. Discretionary cash flow is defined by Callon as net cash provided by operating activities before changes in working capital and payments to settle asset retirement obligations and vested liability share-based awards. Callon has included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements, which the Company may not control and the cash flow effect may not be reflected the period in which the operating activities occurred. Discretionary cash flow is not a measure of a company’s financial performance under GAAP and should not be considered as an alternative to net cash provided by operating activities (as defined under GAAP), or as a measure of liquidity, or as an alternative to net income.

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Adjusted general and administrative expense (“Adjusted G&A”) is a supplemental non-GAAP financial measure that excludes certain non-recurring expenses and non-cash valuation adjustments related to incentive compensation plans, as well as non-cash corporate depreciation and amortization expense. Callon believes that the non-GAAP measure of Adjusted G&A is useful to investors because it provides readers with a meaningful measure of our recurring G&A expense and provides for greater comparability period-over-period. The table contained within this release details all adjustments to G&A on a GAAP basis to arrive at Adjusted G&A.

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Callon believes that the non-GAAP measure of Adjusted Income available to common shareholders (“Adjusted Income”) and Adjusted Income per fully diluted common share are useful to investors because they provide readers with a meaningful measure of our profitability before recording certain items whose timing or amount cannot be reasonably determined. These measures exclude the net of tax effects of certain non-recurring items and non-cash valuation adjustments, which are detailed in the reconciliation provided.

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Callon calculates adjusted earnings before interest, income taxes, depreciation, depletion and amortization (“Adjusted EBITDA”) as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, asset retirement obligation accretion expense, (gains) losses on derivative instruments excluding net settled derivative instruments, impairment of oil and natural gas properties, non-cash equity based compensation, and other operating expenses. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with GAAP. However, the Company believes that Adjusted EBITDA provides additional information with respect to our performance or ability to meet our future debt service, capital expenditures and working capital requirements. Because Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and may vary among companies, the Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

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Callon believes that the non-GAAP measure of Adjusted Total Revenue is useful to investors because it provides readers with a revenue value more comparable to other companies who engage in price risk management activities through the use of commodity derivative instruments and reflects the results of derivative settlements with expected cash flow impacts within total revenues.

Earnings Call Information

The Company will host a conference call on Tuesday, November 5, 2019, to discuss its third quarter 2019 financial and operating results.

Please join Callon Petroleum Company via the Internet for a webcast of the conference call:

Date/Time:	Tuesday, November 5, 2019, at 8:00 a.m. Central Time (9:00 a.m. Eastern Time)
Webcast:	Select “IR Calendar” under the “Investors” section of the website: www.callon.com.
Presentation Slides:	Select “Presentations” under the “Investors” section of the website: www.callon.com.

Alternatively, you may join by telephone using the following numbers:

Toll Free:	1-888-317-6003
Canada Toll Free:	1-866-284-3684
International:	1-412-317-6061
Access code:	1044236

An archive of the conference call webcast will be available at www.callon.com under the “Investors” section of the website.

About Callon Petroleum Company

Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas.

This news release is posted on the Company’s website at www.callon.com and will be archived there for subsequent review under the “News” link on the top of the homepage.

No Offer or Solicitation
Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc. (“Carrizo”).
Additional Information and Where to Find It
In connection with the proposed transaction, Callon has filed, and the SEC has declared effective, a registration statement on Form S-4 (the “Registration Statement”), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.
Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation
Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact Information

Mark Brewer
Director of Investor Relations
or
Kate Schilling
Investor Relations

Callon Petroleum Company
ir@callon.com
(281) 589-5200